

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 29, 2017

Sharon John
President and Chief Executive Officer
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, MO 63114

  Re: Build-A-Bear Workshop, Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Filed March 16, 2017
    File No. 001-32320

Dear Ms. John:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Jennifer Thompson

         Jennifer Thompson
         Accounting Branch Chief
         Office of Consumer Products